GMAC RFC

Distribution Information	**Deal Information**

Distribution Information

1. Distribution Summary

2. Factor Summary

3. Components Information *(Not Applicable)*

4. Interest Summary

5. Other Income Detail *(Not Applicable)*

6. Interest Shortfalls, Compensation and Expenses

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*

8. Collateral Summary

9. Repurchase Information

10. Loan Status Report (Delinquencies)

11. Deal Delinquencies (30 Day Buckets)

12. Loss Mitigation and Servicing Modifications

13. Losses and Recoveries

14. Credit Enhancement Report

15. Distribution Percentages

16. Overcollateralization Summary *(Not Applicable)*

17. Excess Cash Flow, Overcollateralization
    Provisions and Derivative Amounts *(Not Applicable)*

18. Performance Tests

19. Lender Paid Mortgage Insurance *(Not Applicable)*

20. Comments

Deal Information

Deal Name:	Residential Funding Mtg Sec I, 2006-S8
Asset Type:	Mortgage Pass-Through Certificates
Closing Date:	09/28/2006
First Distribution Date:	10/25/2006
Determination Date:	10/23/2006
Distribution Date:	10/25/2006
Record Date:	
Book-Entry:	10/24/2006
Definitive:	09/29/2006
Trustee:	Us Bank, Inc.
Main Telephone:	651-495-7000
GMAC-RFC	
Bond Administrator:	Jocelyn Manilay
Telephone:	818-260-1504
Pool(s) :	40411

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S8

October 25, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	
A-1	74957XAA3	34,400,000.00	34,400,000.00	5.50000000	0.00	157,666.67	157,666.67	0.00	0.00	0.00	34,400,000.00
A-2	74957XAB1	25,000,000.00	25,000,000.00	5.63000016	141,272.25	117,291.67	258,563.92	0.00	0.00	0.00	24,858,727.75
A-3	74957XAC9	25,000,000.00 [1]	25,000,000.00 [1]	1.86999984	0.00	38,958.33	38,958.33	0.00	0.00	0.00	24,858,727.75 [1]
A-4	74957XAD7	2,866,666.67 [1]	2,866,666.67 [1]	6.00000000	0.00	14,333.33	14,333.33	0.00	0.00	0.00	2,866,666.67 [1]
A-5	74957XAE5	2,600,000.00	2,600,000.00	6.00000000	0.00	13,000.00	13,000.00	0.00	0.00	0.00	2,600,000.00
A-6	74957XAF2	37,400,000.00	37,400,000.00	6.00000000	0.00	187,000.00	187,000.00	0.00	0.00	0.00	37,400,000.00
A-7	74957XAG0	6,250,000.00	6,250,000.00	0.00000000	35,318.06	0.00	35,318.06	0.00	0.00	0.00	6,214,681.94
A-8	74957XAH8	60,000,000.00	60,000,000.00	5.50000000	671,043.20	275,000.00	946,043.20	0.00	0.00	0.00	59,328,956.80
A-9	74957XAJ4	5,000,000.00 [1]	5,000,000.00 [1]	6.00000000	0.00	25,000.00	25,000.00	0.00	0.00	0.00	4,944,079.73 [1]
A-10	74957XAK1	58,750,000.00	58,750,000.00	6.00000000	0.00	293,750.00	293,750.00	0.00	0.00	0.00	58,750,000.00
A-11	74957XAL9	53,340,000.00	53,340,000.00	5.93000000	251,271.54	263,588.50	514,860.04	0.00	0.00	0.00	53,088,728.46
A-12	74957XAM7	53,340,000.00 [1]	53,340,000.00 [1]	0.07000000	0.00	3,111.50	3,111.50	0.00	0.00	0.00	53,088,728.46 [1]
A-13	74957XAN5	50,080,000.00	50,080,000.00	5.67999992	438,509.08	237,045.33	675,554.41	0.00	0.00	0.00	49,641,490.92
A-14	74957XAP0	12,520,000.00	12,520,000.00	7.28000032	109,627.27	75,954.67	185,581.94	0.00	0.00	0.00	12,410,372.73
A-15	74957XAQ8	8,546,000.00	8,546,000.00	6.00000000	48,292.51	42,730.00	91,022.51	0.00	0.00	0.00	8,497,707.49
A-16	74957XAR6	51,000,000.00	51,000,000.00	6.00000000	0.00	255,000.00	255,000.00	0.00	0.00	0.00	51,000,000.00
A-P	74957XAV7	773,946.90	773,946.90	0.00000000	1,164.80	0.00	1,164.80	0.00	0.00	0.00	772,782.10
A-V	74957XAW5	416,270,443.52 [1]	416,270,443.52 [1]	0.28122407	0.00	97,554.39	97,554.39	0.00	0.00	0.00	414,563,278.23 [1]
R-I	74957XAS4	100.00	100.00	6.00000000	100.00	0.50	100.50	0.00	0.00	0.00	0.00
R-II	74957XAT2	100.00	100.00	6.00000000	100.00	0.50	100.50	0.00	0.00	0.00	0.00
M-1	74957XAX3	8,949,900.00	8,949,900.00	6.00000000	6,000.83	44,749.50	50,750.33	0.00	0.00	0.00	8,943,899.17
M-2	74957XAY1	2,497,600.00	2,497,600.00	6.00000000	1,674.62	12,488.00	14,162.62	0.00	0.00	0.00	2,495,925.38
M-3	74957XAZ8	1,665,000.00	1,665,000.00	6.00000000	1,116.37	8,325.00	9,441.37	0.00	0.00	0.00	1,663,883.63


B-1	74957XBA2	832,500.00	832,500.00	6.00000000	558.18	4,162.50	4,720.68	0.00	0.00	0.00	831,941.82
B-2	74957XBB0	832,500.00	832,500.00	6.00000000	558.18	4,162.50	4,720.68	0.00	0.00	0.00	831,941.82
B-3	74957XBC8	832,796.62	832,796.62	6.00000000	558.38	4,163.98	4,722.36	0.00	0.00	0.00	832,238.24
Deal Totals		**416,270,443.52**	**416,270,443.52**		**1,707,165.27**	**2,175,036.87**	**3,882,202.14**	**0.00**	**0.00**	**0.00**	**414,563,278.25**

1.Notional Balance

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	74957XAA3	1,000.00000000	0.00000000	4.58333343	4.58333343	0.00000000	0.00000000	1,000.00000000
A-2	74957XAB1	1,000.00000000	5.65089000	4.69166680	10.34255680	0.00000000	0.00000000	994.34911000
A-3	74957XAC9	1,000.00000000	0.00000000	1.55833320	1.55833320	0.00000000	0.00000000	994.34911000
A-4	74957XAD7	1,000.00000000	0.00000000	4.99999883	4.99999883	0.00000000	0.00000000	1,000.00000000
A-5	74957XAE5	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-6	74957XAF2	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-7	74957XAG0	1,000.00000000	5.65088960	0.00000000	5.65088960	0.00000000	0.00000000	994.34911040
A-8	74957XAH8	1,000.00000000	11.18405333	4.58333333	15.76738667	0.00000000	0.00000000	988.81594667
A-9	74957XAJ4	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	988.81594600
A-10	74957XAK1	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-11	74957XAL9	1,000.00000000	4.71075253	4.94166667	9.65241920	0.00000000	0.00000000	995.28924747
A-12	74957XAM7	1,000.00000000	0.00000000	0.05833333	0.05833333	0.00000000	0.00000000	995.28924747
A-13	74957XAN5	1,000.00000000	8.75617173	4.73333327	13.48950499	0.00000000	0.00000000	991.24382827
A-14	74957XAP0	1,000.00000000	8.75617173	6.06666693	14.82283866	0.00000000	0.00000000	991.24382827
A-15	74957XAQ8	1,000.00000000	5.65089048	5.00000000	10.65089048	0.00000000	0.00000000	994.34910952
A-16	74957XAR6	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-P	74957XAV7	1,000.00000000	1.50501281	0.00000000	1.50501281	0.00000000	0.00000000	998.49498719
A-V	74957XAW5	1,000.00000000	0.00000000	0.23435339	0.23435339	0.00000000	0.00000000	995.89890343
R-I	74957XAS4	1,000.00000000	1,000.00000000	5.00000000	1,005.00000000	0.00000000	0.00000000	0.00000000
R-II	74957XAT2	1,000.00000000	1,000.00000000	5.00000000	1,005.00000000	0.00000000	0.00000000	0.00000000
M-1	74957XAX3	1,000.00000000	0.67049129	5.00000000	5.67049129	0.00000000	0.00000000	999.32950871
M-2	74957XAY1	1,000.00000000	0.67049167	5.00000000	5.67049167	0.00000000	0.00000000	999.32950833
M-3	74957XAZ8	1,000.00000000	0.67049249	5.00000000	5.67049249	0.00000000	0.00000000	999.32950751
B-1	74957XBA2	1,000.00000000	0.67048649	5.00000000	5.67048649	0.00000000	0.00000000	999.32951351
B-2	74957XBB0	1,000.00000000	0.67048649	5.00000000	5.67048649	0.00000000	0.00000000	999.32951351
B-3	74957XBC8	1,000.00000000	0.67048783	4.99999628	5.67048411	0.00000000	0.00000000	999.32951217

Deal Factor :	99.58989034%

GMAC RFC

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	09/01/2006	09/30/2006	30/360	34,400,000.00	5.50000000	157,666.67	0.00	0.00	0.00	0.00	157,666.67	0.00
A-2	09/25/2006	10/24/2006	30/360	25,000,000.00	5.63000016	117,291.67	0.00	0.00	0.00	0.00	117,291.67	0.00
A-3	09/25/2006	10/24/2006	30/360	25,000,000.00 [1]	1.86999984	38,958.33	0.00	0.00	0.00	0.00	38,958.33	0.00
A-4	09/01/2006	09/30/2006	30/360	2,866,666.67 [1]	6.00000000	14,333.33	0.00	0.00	0.00	0.00	14,333.33	0.00
A-5	09/01/2006	09/30/2006	30/360	2,600,000.00	6.00000000	13,000.00	0.00	0.00	0.00	0.00	13,000.00	0.00
A-6	09/01/2006	09/30/2006	30/360	37,400,000.00	6.00000000	187,000.00	0.00	0.00	0.00	0.00	187,000.00	0.00
A-8	09/01/2006	09/30/2006	30/360	60,000,000.00	5.50000000	275,000.00	0.00	0.00	0.00	0.00	275,000.00	0.00
A-9	09/01/2006	09/30/2006	30/360	5,000,000.00 [1]	6.00000000	25,000.00	0.00	0.00	0.00	0.00	25,000.00	0.00
A-10	09/01/2006	09/30/2006	30/360	58,750,000.00	6.00000000	293,750.00	0.00	0.00	0.00	0.00	293,750.00	0.00
A-11	09/25/2006	10/24/2006	30/360	53,340,000.00	5.93000000	263,588.50	0.00	0.00	0.00	0.00	263,588.50	0.00
A-12	09/25/2006	10/24/2006	30/360	53,340,000.00 [1]	0.07000000	3,111.50	0.00	0.00	0.00	0.00	3,111.50	0.00
A-13	09/25/2006	10/24/2006	30/360	50,080,000.00	5.67999992	237,045.33	0.00	0.00	0.00	0.00	237,045.33	0.00
A-14	09/25/2006	10/24/2006	30/360	12,520,000.00	7.28000032	75,954.67	0.00	0.00	0.00	0.00	75,954.67	0.00
A-15	09/01/2006	09/30/2006	30/360	8,546,000.00	6.00000000	42,730.00	0.00	0.00	0.00	0.00	42,730.00	0.00
A-16	09/01/2006	09/30/2006	30/360	51,000,000.00	6.00000000	255,000.00	0.00	0.00	0.00	0.00	255,000.00	0.00
A-V	09/01/2006	09/30/2006	30/360	416,270,443.52 [1]	0.28122407	97,554.39	0.00	0.00	0.00	0.00	97,554.39	0.00
R-I	09/01/2006	09/30/2006	30/360	100.00	6.00000000	0.50	0.00	0.00	0.00	0.00	0.50	0.00
R-II	09/01/2006	09/30/2006	30/360	100.00	6.00000000	0.50	0.00	0.00	0.00	0.00	0.50	0.00
M-1	09/01/2006	09/30/2006	30/360	8,949,900.00	6.00000000	44,749.50	0.00	0.00	0.00	0.00	44,749.50	0.00
M-2	09/01/2006	09/30/2006	30/360	2,497,600.00	6.00000000	12,488.00	0.00	0.00	0.00	0.00	12,488.00	0.00
M-3	09/01/2006	09/30/2006	30/360	1,665,000.00	6.00000000	8,325.00	0.00	0.00	0.00	0.00	8,325.00	0.00
B-1	09/01/2006	09/30/2006	30/360	832,500.00	6.00000000	4,162.50	0.00	0.00	0.00	0.00	4,162.50	0.00
B-2	09/01/2006	09/30/2006	30/360	832,500.00	6.00000000	4,162.50	0.00	0.00	0.00	0.00	4,162.50	0.00
B-3	09/01/2006	09/30/2006	30/360	832,796.62	6.00000000	4,163.98	0.00	0.00	0.00	0.00	4,163.98	0.00
Deal Totals				**409,246,496.62**		**2,175,036.87**	**0.00**	**0.00**	**0.00**	**0.00**	**2,175,036.87**	**0.00**

1.Notional Balance

Current Index Rates

Index Type	Rate	Classes
USLIB TEL 25 -2BD	5.33000000	A-2, A-3, A-11, A-13, A-14, A-12

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	4,533.49	4,533.49	0.00	0	0.00	86,562.14	26,322.59	0.00	0.00	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	853	416,270,443.52	853	416,270,443.52	70	848,776.72	1	578,998.45	0	0.00	0	0.00	852	414,563,278.23

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.59599157	6.59556082	358.07	357.05	6.27006862	6.26965033	6.27006862	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	4.04%				4.04%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

GMAC RFC

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	851	414,231,278.23	1	332,000.00	0	0.00	0	0.00	0.00	852	414,563,278.23
30 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**851**	**414,231,278.23**	**1**	**332,000.00**	**0**	**0.00**	**0**	**0.00**	**0.00**	**852**	**414,563,278.23**
Current	99.88%	99.92%	0.12%	0.08%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%
30 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**99.88%**	**99.92%**	**0.12%**	**0.08%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

NOTE:

Loans with both a Bankruptcy and Foreclosure status were
previously reported as Bankruptcies. Beginning with the
October 2006 Distribution, these loans will now be
reported as Foreclosures.

GMAC RFC

11. Delinquency Data

	Totals			Totals			Totals			Totals			Totals	
	Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance		Count % Count	Balance % Balance
1 Month	0 0.00%	0.00 0.00%	13 Months	0 0.00%	0.00 0.00%	25 Months	0 0.00%	0.00 0.00%	37 Months	0 0.00%	0.00 0.00%	49 Months	0 0.00%	0.00 0.00%
2 Months	0 0.00%	0.00 0.00%	14 Months	0 0.00%	0.00 0.00%	26 Months	0 0.00%	0.00 0.00%	38 Months	0 0.00%	0.00 0.00%	50 Months	0 0.00%	0.00 0.00%
3 Months	0 0.00%	0.00 0.00%	15 Months	0 0.00%	0.00 0.00%	27 Months	0 0.00%	0.00 0.00%	39 Months	0 0.00%	0.00 0.00%	51 Months	0 0.00%	0.00 0.00%
4 Months	0 0.00%	0.00 0.00%	16 Months	0 0.00%	0.00 0.00%	28 Months	0 0.00%	0.00 0.00%	40 Months	0 0.00%	0.00 0.00%	52 Months	0 0.00%	0.00 0.00%
5 Months	0 0.00%	0.00 0.00%	17 Months	0 0.00%	0.00 0.00%	29 Months	0 0.00%	0.00 0.00%	41 Months	0 0.00%	0.00 0.00%	53 Months	0 0.00%	0.00 0.00%
6 Months	0 0.00%	0.00 0.00%	18 Months	0 0.00%	0.00 0.00%	30 Months	0 0.00%	0.00 0.00%	42 Months	0 0.00%	0.00 0.00%	54 Months	0 0.00%	0.00 0.00%
7 Months	0 0.00%	0.00 0.00%	19 Months	0 0.00%	0.00 0.00%	31 Months	0 0.00%	0.00 0.00%	43 Months	0 0.00%	0.00 0.00%	55 Months	0 0.00%	0.00 0.00%
8 Months	0 0.00%	0.00 0.00%	20 Months	0 0.00%	0.00 0.00%	32 Months	0 0.00%	0.00 0.00%	44 Months	0 0.00%	0.00 0.00%	56 Months	0 0.00%	0.00 0.00%
9 Months	0 0.00%	0.00 0.00%	21 Months	0 0.00%	0.00 0.00%	33 Months	0 0.00%	0.00 0.00%	45 Months	0 0.00%	0.00 0.00%	57 Months	0 0.00%	0.00 0.00%
10 Months	0 0.00%	0.00 0.00%	22 Months	0 0.00%	0.00 0.00%	34 Months	0 0.00%	0.00 0.00%	46 Months	0 0.00%	0.00 0.00%	58 Months	0 0.00%	0.00 0.00%
11 Months	0 0.00%	0.00 0.00%	23 Months	0 0.00%	0.00 0.00%	35 Months	0 0.00%	0.00 0.00%	47 Months	0 0.00%	0.00 0.00%	59 Months	0 0.00%	0.00 0.00%
12 Months	0 0.00%	0.00 0.00%	24 Months	0 0.00%	0.00 0.00%	36 Months	0 0.00%	0.00 0.00%	48 Months	0 0.00%	0.00 0.00%	60+ Months	0 0.00%	0.00 0.00%

12. Loss Mitigation and Servicing Modifications

Deal Totals	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

	Subsequent Recoveries	Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

GMAC RFC

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%				0.00 %
Constant Default Rate	0.00%				0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS		WITHDRAWALS		Ending Balance
			Investment Earnings	Other Deposits	Draws	Releases	
CLASS A-11 RESERVE		0.00	0.00	0.00	0.00	0.00	0.00

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
CLASS A-11 Yield Maintenance Agreement		09/25/2016	0.00	0.00

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%		95.69881863%	100.00000000%

	Ending Percentage
M-1	2.47281299%
M-2	0.69007450%
M-3	0.46003124%
Class M Total:	3.62291873%
B-1	0.23001562%
B-2	0.23001562%
B-3	0.23009758%
Class B Total:	0.69012882%

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False

GMAC RFC

B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
Class B-2 Prepayment Distribution Trigger	False
Class B-3 Prepayment Distribution Trigger	False
Class M-2 Prepayment Distribution Trigger	False
Class M-3 Prepayment Distribution Trigger	False

20. Comments

Comments: Effective October 6, 2006, Residential Funding Corporation, the Master Servicer and Sponsor, changed its name to Residential Funding Company, LLC and converted from a Delaware corporation to a Delaware limited liability company, and HomeComings Financial Network, Inc., a Subservicer, changed its name to HomeComings Financial, LLC and converted from a Delaware corporation to a Delaware limited liability company.

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such

Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit

or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue

Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of

purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an

'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in

Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not

apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or

expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Funding Mtg. Securities I, 2006-S8
October 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	3,903,991.27
Prepayment Premium	N/A
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	4,533.49
Total Deposits	3,908,524.76

Uses of Funds	Amount
Transfer to Certificate Account	3,882,202.14
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	26,322.60
Derivative Payment	NA
Total Withdrawals	3,908,524.74
Ending Balance	0.00